Morgan Stanley Finance LLC Structured Investments	Final Term Sheet dated December 29, 2021 relating to Pricing Supplement 3,272 Registration Statement Nos. 333-250103; 333-250103-01 Filed pursuant to 433

Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Dow Jones Industrial AverageSM, the Russell 2000® Index and the NASDAQ-100 Index® due December 30, 2022

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer	Morgan Stanley Finance LLC
Guarantor	Morgan Stanley
Term	Approximately 1 year (unless earlier called)
Underlyings	Dow Jones Industrial AverageSM (the “INDU Index”), Russell 2000® Index (the “RTY Index”) and the NASDAQ-100 Index® (the “NDX Index”)
Pricing date	December 29, 2021
Original issue date	January 3, 2022
Face amount	$1,000 per security (100% of par)
Contingent coupon payments	See “How contingent coupon payments are calculated” on page 2.
Contingent coupon rate	8.00% per annum
Automatic call	See “How to determine if the securities will be automatically called.” on page 2.
Determination dates	Monthly, on the 24th of each month commencing in January 2022 and ending on the final determination date. We also refer to the December 2022 determination date as the final determination date.
Coupon payment dates	Three business days after the applicable determination date; provided that the coupon payment date for the final determination date is the maturity date.
Maturity payment amount	See “How the maturity payment amount is calculated” on page 3.
Maturity date	December 30, 2022
Starting level	For the Dow Jones Industrial AverageSM, 36,488.63; for the Russell 2000 Index, 2,249.244, for the NASDAQ 100 Index, 16,491.01 (for each Index, its closing level on the pricing date)
Lowest performing underlying	On any determination date, the underlying with the lowest performance factor on that determination date
Performance factor	With respect to each underlying, on any determination date, the closing level on such determination date divided by the starting level
Coupon threshold level	For the Dow Jones Industrial AverageSM, 27,366.4725; for the Russell 2000 Index, 1,686.933; for the NASDAQ 100 Index, 12,368.2575 (for each Index, 75% of its starting level)
Downside threshold level	For the Dow Jones Industrial AverageSM, 27,366.4725; for the Russell 2000 Index, 1,686.933; for the NASDAQ 100 Index, 12,368.2575 (for each Index, 75% of its starting level)
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer and the guarantor
Denominations	$1,000 and any integral multiple of $1,000
Agent discount

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering.  Wells Fargo Securities, LLC will receive a commission of up to $12.75 for each security it sells.  Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $7.50 per security, and WFA will receive a distribution expense fee of $0.75 for each security sold by WFA.

In respect of certain securities sold in this offering, we may pay a fee of up to $1.50 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.

CUSIP	61773HNC9

Investment description

•	Linked to the lowest performing of the Dow Jones Industrial AverageSM, the Russell 2000® Index and the NASDAQ-100 Index® (each referred to as an “underlying”)

•	Unlike ordinary debt securities, the securities do not guarantee the payment of interest, do not guarantee the repayment of principal and are subject to potential automatic call prior to the maturity date upon the terms described below.

•	Contingent Coupon. The securities will pay a contingent coupon on a monthly basis until the earlier of the maturity date or automatic call if, and only if, the closing level of the lowest performing underlying on the determination date for that month is greater than or equal to its coupon threshold level. However, if the closing level of the lowest performing underlying on a determination date is less than its coupon threshold level, you will not receive any contingent coupon for the relevant month. If the closing level of the lowest performing underlying is less than its coupon threshold level on every determination date, you will not receive any contingent coupons throughout the entire term of the securities. The coupon threshold level for each underlying is equal to 75% of its starting level. The contingent coupon rate is 8.00% per annum.

•	Automatic Call. Beginning after six months, the securities will be automatically called if the closing level of each underlying on any of the determination dates (other than the final determination date) is greater than or equal to its respective starting level for a cash payment equal to the face amount plus a final contingent coupon payment. No further payments will be made on the securities once they have been called.

•	Potential Loss of Principal. If the securities are not automatically called, you will receive the face amount at maturity if, and only if, the closing level of each underlying on the final determination date is greater than or equal to its respective downside threshold level. If the closing level of any underlying on the final determination date is less than its respective downside threshold level, investors will be fully exposed to the decline in the lowest performing underlying on a 1-to-1 basis, and will receive a maturity payment amount that is less than 75% of the face amount of the securities and could be zero.

•	Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment and also the risk of not receiving any contingent coupon payments throughout the entire term of the securities.

•	Because all payments on the securities are based on the lowest performing underlying, a decline beyond the respective coupon threshold level or respective downside threshold level of any underlying will result in no contingent coupon payments or a significant loss of your investment, as applicable, even if the other underlyings have appreciated or have not declined as much.

•	The securities are for investors who are willing to risk their principal based on the lowest performing of three underlyings and who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no contingent coupon payments over the entire term of the securities.

•	All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any securities included in any of the underlyings.

•	No dividends.

•	No exchange listing; designed to be held to maturity.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date is less than $1,000 per security. We estimate that the value of each security on the pricing date is $973.90. See “Investment Summary” and “Risk Factors” in the accompanying pricing supplement for further information.
The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying pricing supplement. All payments on the securities are subject to our credit risk.
The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

How the lowest performing underlying is determined

The lowest performing underlying on any determination date is the underlying with the lowest performance factor on that determination date.

The performance factor with respect to an underlying on any determination date will be its closing level on such determination date divided by its starting level (expressed as a percentage).

How the contingent coupon payments are calculated

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the closing level of the lowest performing underlying on the related determination date is greater than or equal to its coupon threshold level.

If the closing level of the lowest performing underlying on any determination date is less than its coupon threshold level, you will not receive any contingent coupon payment on the related contingent coupon payment date. If the closing level of the lowest performing underlying is less than its coupon threshold level on all monthly determination date, you will not receive any contingent coupon payments over the term of the securities.

Each monthly contingent coupon payment, if any, will be calculated per security as follows:

($1,000  ×  contingent coupon rate) / 12

The contingent coupon rate is 8.00% per annum. Any contingent coupon payments will be rounded to the nearest cent, with one-half cent rounded upward.

How to determine if the securities will be automatically called

The securities are not subject to automatic call until approximately six months after the original issue date. Following this 6-month non-call period, if, on any determination date (other than the final determination date), beginning on June 24, 2022, the closing level of each underlying is greater than or equal to its respective starting level, the securities will be automatically called for a cash payment per security equal to the face amount plus a final contingent coupon payment on the related call settlement date.

The securities will not be automatically called on any call settlement date if the closing level of any underlying is below its respective starting level on the related determination date.

Any positive return on the securities will be limited to the contingent coupon payments, if any, even if the closing level of any underlying on the applicable determination date significantly exceeds its starting level. You will not participate in any appreciation of any underlying.

How the maturity payment amount is calculated

If the securities are not automatically called, you will be entitled to receive on the maturity date a cash payment per security equal to the maturity payment amount (in addition to the final contingent coupon payment, if payable). The “maturity payment amount” per security will equal:

•	if the closing level of each underlying on the final determination date is greater than or equal to its respective downside threshold level:

$1,000; or

•	if the closing level of any underlying on the final determination date is less than its respective downside threshold level:

$1,000 × performance factor of the lowest performing underlying on the final determination date

If the securities are not automatically called prior to the maturity date and the closing level of the lowest performing underlying on the final determination date is less than its downside threshold level, you will lose more than 25%, and possibly all, of the face amount of your securities at the maturity date.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any underlying, but you will have full downside exposure to the lowest performing underlying on the final determination date if the closing level of that underlying on the final determination date is less than its downside threshold level.

Hypothetical Returns

If the securities are automatically called: Starting after six months, if the securities are automatically called, you will receive a cash payment per security equal to the face amount plus a final contingent coupon payment on the related call settlement date.

If the securities are not automatically called: If the securities are not automatically called prior to the maturity date, the following table illustrates, for a range of hypothetical performance factors of the lowest performing underlying on the final determination date, the hypothetical maturity payment amount payable on the maturity date per security (excluding the final contingent coupon payment, if any). The performance factor of the lowest performing underlying on the final determination date is its closing level expressed as a percentage of its starting level (i.e., its closing level on the final determination date divided by its starting level).

Hypothetical performance factor of the lowest performing underlying on the final determination date	Maturity Payment Amount (per security)* (excluding any coupon payable at maturity)
130%	$1,000.00
120%	$1,000.00
110%	$1,000.00
100%	$1,000.00
90%	$1,000.00
80%	$1,000.00
75%	$1,000.00
74%	$740.00
70%	$700.00
60%	$600.00
50%	$500.00
30%	$300.00
10%	$100.00
* All payments are subject to our credit risk

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying pricing supplement, product supplement for auto-callable securities, index supplement and prospectus.  Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

•	The securities do not guarantee the return of the face amount of your securities at maturity.

•	The securities do not provide for the regular payment of interest.

•	The contingent coupon payment, if any, is based on the value of each underlying on only the related monthly determination date at the end of the related interest period.

•	Investors will not participate in any appreciation in any underlying.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	Investing in the securities is not equivalent to investing in the underlyings.

•	Reinvestment risk.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The maturity date may be postponed if the final determination date is postponed.

•	Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlyings

•	You are exposed to the price risk of each underlying.

•	Because the securities are linked to the performance of the lowest performing underlying, you are exposed to greater risks of receiving no contingent coupon payments and sustaining a significant loss on your investment than if the securities were linked to just one underlying.

•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	Adjustments to the underlyings could adversely affect the value of the securities.

•	Historical levels of the underlyings should not be taken as an indication of the future performance of the underlyings during the term of the securities.

For more information about the underlyings, including historical performance information, see the accompanying pricing supplement.

Not suitable for all investors

Investment suitability must be determined individually for each investor.  The securities described herein are not a suitable investment for all investors.  In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks.  Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the face amount per security.  MS & Co., Wells Fargo Securities, LLC and our respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  You should read the prospectus in that registration statement, the applicable product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, index supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, product supplement for auto-callable securities, index supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

“Dow Jones,” “Dow Jones Industrial Average,” “Dow Jones Indexes” and “DJIA” are service marks of Dow Jones Trademark Holdings LLC.

The “Russell 2000® Index” is a trademark of FTSE Russell.

“Nasdaq®,” “NASDAQ-100®” and “NASDAQ-100 Index®” are trademarks of Nasdaq, Inc.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

4